# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Elong Power Holding Ltd., CIK 0002015691
CUSIP: G3016G129
Title of class of securities: Class A Ordinary Share, $ 0.0128 par value
Address of issuer's principal executive offices: 3 Yan Jing Li Zhong Jie Jiatai Intl Plza, Block B, Room 2110, Beijing, China (F4), 100025
Date of event which requires filing of this statement: 07/13/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001702202

## Reporting persons
- L1 Capital Global Opportunities Master Fund, Ltd.: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Cayman Islands (E9); sole voting power 1,609,686; shared voting power 0; sole dispositive power 1,609,686; shared dispositive power 0; aggregate amount beneficially owned 1,609,686 (9.99% of the class)

## Item 1. Issuer
Name of issuer: Elong Power Holding Ltd.
Address of issuer's principal executive offices: 3 Yan Jing Li Zhong Jie, Jiatai International Plaza, Block B, Room 2110, Beijing, China 100025

## Item 2. Person Filing
Name of person filing: L1 Capital Global Opportunities Master Fund, Ltd.
Address of principal business office or, if none, residence:
3rd Floor Zephyr House, 122 Mary Street
George Town
Grand Cayman, Cayman Islands KY1-1001
Citizenship: Cayman Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
1,609,686

The Reporting Person sold the 280,250 Class A Ordinary Shares and 489,000 Pre-Funded Warrants acquired on May 15, 2026. The amounts in Row (5), (7) and (9) represent 1,450,000 Class A Ordinary Shares and 159,686 pre-funded warrants to purchase common stock, which are subject to a 9.99% beneficial ownership limitation. The amounts do not include 1,140,314 pre-funded warrants to purchase common stock, 769,250 warrants to purchase common stock acquired on May 15, 2026 and 2,750,000 warrants to purchase common stock acquired on July 2026, each of which are subject to a 9.99% beneficial ownership limitation. The percentage set forth on Row (11) of the cover page for the Reporting Person is based on 14,503,289 Class A Ordinary Shares outstanding (assuming no exercise of the Warrants), based on the Issuer's Prospectus under Rule 424(b)(4) and a Report of Foreign Private Issuer on Form 6-K, each filed with the Securities and Exchange Commission on July 13, 2026.

David Feldman and Joel Arber are the Directors of L1 Capital Global Opportunities Master Fund, Ltd. As such, L1 Capital Global Opportunities Master Fund, Ltd., Mr. Feldman, and Mr. Arber may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) the issuer's securities described herein. To the extent Mr. Feldman and Mr. Arber are deemed to beneficially own such securities, Mr. Feldman and Mr. Arber disclaim beneficial ownership of these securities for all other purposes.
Percent of class: 9.99%
Sole power to vote or to direct the vote: 1,609,686
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,609,686
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- L1 Capital Global Opportunities Master Fund, Ltd.: /s/ David Feldman, David Feldman, Director (07/15/2026)